

September 13, 2017

Mr. Graham Robinson
Skadden, Arps, Slate, Meagher & Flom LLP
500 Boylston Street
Boston, MA 02116

>   **Re: Kite Pharma, Inc.**
>   **Schedule TO-T**
>   **Filed September 5, 2017**
>   **File No. 005-88615**

Dear Mr. Robinson:

We have limited our review of the above filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing or providing the requested information. If you do not believe our comments apply to the filing persons' facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments. All defined terms used in this letter have the same meaning as in the Offer to Purchase, unless otherwise indicated.

Offer to Purchase

Background of the Offer and the Merger, page 26

1.   Please describe the "similar informal discussions" between Kite and Parent occurring during the past two years and why those interactions ceased. Refer to Item 1005(b) of Regulation M-A.

2.   Please describe the "data announced by competitors" which factored into adjustments to Parent's financial model.

Source and Amount of Funds, page 53

3.   Please provide the information required by Item 1007(d) of Regulation M-A for the available credit facilities referenced here.

<u>Conditions of the Offer, page 53</u>

4.   Disclosure indicates that the conditions may be waived at any time and from time to time. Please revise to clarify that all conditions to the offer, other than those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or prior to the expiration of the offer.

5.   We note the disclosure in the last paragraph of this section relating to the bidders' failure to exercise any of the rights described in this section. This language suggests that if a condition is triggered and a bidder fails to assert the condition, it will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and a bidder decides to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, the bidder may be required to extend the offer and recirculate new disclosure to security holders. In addition, when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidder should inform holders how it intends to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the bidders' understanding on both points in your response letter.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact me at (202) 551-3589 if you have any questions regarding our comments.

                                                Sincerely,

                                                /s/ Tiffany Piland Posil

                                                Tiffany Piland Posil
                                                Special Counsel
                                                Office of Mergers and Acquisitions